PRIVATE AND CONFIDENTIAL

July 4, 2025

Mr. Barnaby Egerton-Warburton
Executive Chairman & CEO
Pantera Lithium Limited
Level 2, 10 Outram Street,
West Perth, WA 6005

Dear Barnaby:

I am very excited about the prospect of EnergyX and Pantera coming together, and I hope that you share our view that this is a compelling opportunity to combine aspects of two aspiring companies on a mission to advance world-leading lithium extraction and refinery technology with a world-class lithium asset. We're very impressed with what you and your management team have created at Pantera, and we look forward to discussing how we will continue to make a real difference in the world.

This binding offer letter (this "Binding Letter") and the term sheet attached as Exhibit A (the "Binding Term Sheet") outline the terms on which EnergyX and aspects of Pantera intend to combine. Based on our current knowledge, we are prepared to acquire all the shares of Pantera's subsidiary Daytona Lithium Pty Ltd., which owns all the shares of Folsom Point Energy LLC, a Delaware limited liability company, in exchange for an aggregate purchase price of up to AUD $40,000,000, (the "Merger Consideration"). The Merger Consideration would be paid in a combination of cash and shares of EnergyX common stock. Additional proposed terms of the Binding Letter are contained in the Binding Term Sheet, which shall be wholly part of this Binding Letter. EnergyX is prepared to move quickly towards completing a transaction.

This Binding Letter is submitted by EnergyX for consideration by Pantera and its Board of Directors on a confidential basis and should be treated accordingly. As a binding outline of the proposed terms, we acknowledge that our proposal may require either of us to disclose its existence to third parties. The offer contained in this Binding Letter expires at midnight US Central Standard Time on July 4, 2025, after which time it shall be of no further force and effect.

Again, we are very excited about partnering with you and your team and look forward to your response.

Sincerely,

Signed by:
Teague Egan
00D74C3A482B454...
Teague Egan
Chief Executive Officer
Energy Exploration Technologies, Inc.

AGREED AND ACCEPTED:

Pantera Lithium Limited

Signed by:
By: Barnaby Egerton-Warburton
0D58328CE0CC4CC...
Barnaby Egerton-Warburton
Executive Chairman & CEO

EXHIBIT A

BINDING TERM SHEET

EnergyX is pleased to submit this Binding Term Sheet based on the terms and conditions set forth below.

1. Relevant Parties

Energy Exploration Technologies, Inc. ("EnergyX"), a corporation incorporated under the laws of Puerto Rico, United States of America; Pantera Lithium Limited, ("Pantera"), a corporation incorporated under the laws of Australia and publicly listed on the Australian Securities Exchange ("ASX"); its wholly owned subsidiary Daytona Lithium Pty Ltd, a corporation incorporated under the laws of Australia ("Daytona"); and Folsom Point Energy LLC, Daytona's wholly owned subsidiary formed in the USA for purposes of holding mineral rights and leases ("Folsom"). Each of EnergyX, Pantera, Daytona and Folsom may be referred to individually as a "Party" and collectively as the "Parties". For the avoidance of doubt, EnergyX may transact through a subsidiary (the "Project Company") and any reference to EnergyX shall also refer to Project Company.

2. Transaction Type

Subject to satisfaction or waiver of the Conditions Precedent, a stock purchase and merger whereby EnergyX will acquire all the shares of Daytona as described under Section 4 below (the "Transaction") for a combination of cash consideration and securities of EnergyX (hereinafter defined). All monetary figures in this Binding Letter are stated in Australian Dollar (AUD) but shall be converted and paid in US Dollar (USD) upon Closing at the agreed Australian dollar value.

3. Closing

The date of closing of the Transaction is contemplated to be October 1, 2025 (the "Closing").

4. Share Acquisition

EnergyX will purchase one hundred percent (100%) of the shares of Daytona, giving EnergyX all the rights and control of the stock and assets of Daytona and Folsom, but excluding the pre-Closing debts and liabilities of Daytona and Folsom. The assets in the acquisition will include, but are not limited to, tangible and intangible assets, abstracts of title, title research and independent consultant reports and findings, existing mineral leases, rig agreements, wells or wellbores, permits or permit applications, patents, contemplated patent filings, trade secrets, intellectual property, formulations, calculations, modeling, data, geological surveys, reservoir surveys, test results, and/or other work product and related knowledge or know how covering the current and future business operations. The assets will be further defined upon the completion of additional due diligence procedures.

5. Merger Consideration

An aggregate total consideration equivalent of up to Forty Million Dollars ($40,000,000) under the terms and conditions as follows:

a) Cash Consideration

The total cash consideration will be Six Million Dollars ($6,000,000) as payment to Pantera in three equal installments of Two Million Dollars ($2,000,000). The first payment to Pantera will be payable no later than five (5) business days after Closing. The second payment of Two Million Dollars ($2,000,000) will be payable to Pantera nine (9) months after Closing and the final payment of Two Million Dollars ($2,000,000) will be payable to Pantera eighteen (18) months after Closing.

b) Securities Consideration

The remaining Thirty-Four Million Dollars ($34,000,000) of Merger Consideration will be payable to Pantera in the form of common stock of EnergyX (the "Shares"). The Shares will be issued to Pantera under an EnergyX subscription agreement at a per share price of US $9.50 (AUD $14.50 as of July 4, 2025), equating to Two Million,

Three Hundred and Forty Four Thousand, Eight Hundred Twenty Eight (2,344,828) Shares no later than five days after Closing.

6. Conditions Precedent	Completion of the Transaction is conditional upon the satisfaction (or waiver by all Parties) of the following conditions precedent: • Completion of financial, legal and technical due diligence on the Transaction, to the absolute satisfaction of all Parties within a period of sixty (60) days after execution of the Binding Letter. • Pantera obtaining all necessary shareholder and regulatory approvals or waivers pursuant to the listing rules of the ASX, *Corporations Act 2001* (Cth) Australia or any other law to allow the Parties to lawfully complete the matters set out in this Binding Letter, and in particular approval from its shareholders for the sale of its main undertaking (if required by ASX). • the Parties obtaining all third-party approvals and consents necessary to lawfully complete the matters set out in this Binding Letter. • Barnaby Egerton-Warburton, Cleve Thomas and John Bishop (each a "Key Person"), of Pantera, that are considered integral to the successful progression of the project development, agreeing to continue in a working or advisory relationship with EnergyX for a minimum of three (3) years post-Closing on current terms as they hold with Pantera subject to the agreement of each of the individuals with EnergyX, which shall include a non-compete on lithium development in the Smackover region of North America. • Pantera not entering into any reorganization of its subsidiaries Daytona or Folsom, except for equity distribution for repayment of its existing intercompany loans. • Daytona and Folsom retaining their current assets through Closing, and settling up any debts prior to Closing. • Execution of Definitive Agreements. (together, the "Conditions Precedent"). If the Conditions Precedent are not satisfied (or waived) on or before the Exclusivity Period ("End Date"), then any Party may terminate this Binding Letter by notice in writing to the other Party, in which case the agreement constituted by this Binding Letter will be at an end and the Parties will be released from their obligations under this Binding Letter (other than in respect of any breaches that occurred prior to termination). The Parties will use their best efforts to ensure that the Conditions Precedent are satisfied before the End Date.
7. Due Diligence	The Parties endeavor to complete due diligence within sixty (60) days after execution of the Binding Letter and will work in good faith to provide the counterparty with all the relevant documents and materials requested in order to meet the complete satisfaction of each Party. The due diligence term will be automatically extended until Closing unless the Parties agree otherwise.
8. Definitive Agreements	Notwithstanding the fact that this Binding Letter is legally binding on the Parties, the Parties agree to negotiate a Purchase and Sale Agreement and ancillary documents (collectively, the "Definitive Agreements") to more fully document the terms set out in this Binding Letter which shall be on terms acceptable to both Parties (acting reasonably) and consistent with the terms set out in this Binding Letter.
9. Post- Closing	Upon Closing, Pantera may remain a public listed company which holds the Shares of EnergyX. EnergyX Shares may be distributed to Pantera shareholders on a pro-rata

basis upon (i) receipt of the written consent of EnergyX, and subject to the receipt of approval from Pantera's shareholders in general meeting, or (ii) as soon as practicable following receipt by Pantera from EnergyX of written notice of an EnergyX IPO. Pantera shall be the sole legal record holder of the Shares until a distribution event outlined in (i) or (ii) above takes place.

10. Exclusivity

In consideration of execution of this Binding Letter and each Party's due diligence investigation to enter into the Transaction and the resulting increase in expenses, until the one hundred and eightieth (180th) day following the date that this Binding Letter is signed by both Parties ("Exclusivity Period"), Pantera, on behalf of itself, its officers, directors, shareholders, agents, representatives and affiliates, agrees not to directly or indirectly initiate, solicit, encourage, discuss, negotiate or accept any offers or proposals of a similar nature to the Transaction from any third parties. In the event Pantera receives any such offers or proposals, Pantera will promptly give EnergyX written notice of such receipt, which written notice will, subject to confidentiality obligations, identify the third party making such offer or proposal and summarize the terms thereof.

11. Break Fee

If Pantera (i) accepts any offers or proposals other than the contemplated Transaction during the Exclusivity Period; or (ii) receives any offers or proposals from a third party during the Exclusivity Period that is consummated within twelve (12) months of the End Date, then Pantera will pay EnergyX a break fee in cash equal to two and one half percent (2.5%) of the gross value of such transaction, payable within ten (10) days of the first closing of such transaction.

12. Limited Liability

EnergyX will not assume any of the liabilities or obligations of Pantera or its subsidiaries as of the Closing or any future obligations that may arise to Pantera based on past or future business operations or dealings, including but not limited to, any debt, litigation, liens, and/or tax obligations outstanding or imposed against Pantera prior to or after the acquisition date. Pantera shall indemnify and hold EnergyX harmless for all claims related to the aforementioned and arising out of any business operations or activities prior to, through and beyond the Closing.

13. Confidentiality

At all times, all information shared between the Parties in relation to the Transaction ("Confidential Information") shall be held by each Party in strict confidence and shall not be disclosed to any third party, except as may be reasonably required by such Party for the performance and fulfillment of its obligations, including government filings.

14. Governing Law

This Term Sheet and the Definitive Agreements shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the principles of conflict of laws thereof.

15. Fees and Expenses

Upon Closing, EnergyX will reimburse Pantera up to Fifty Thousand Dollars ($50,000) of legal expenses. Beyond that, each Party shall each bear their own fees and expenses, including attorney's fees, related to the Transaction.

16. Risk of Loss

The risk of any loss, damage, impairment, confiscation or condemnation of the Folsom and Daytona assets or any part thereof shall be upon Pantera at all times prior to and through the Closing, and may adversely affect the Merger Consideration.

SCHEDULE I

1. Items related to the existence, good standing and corporate minute books of Daytona and Folsom.
2. Items related to the Transaction, including but not limited to the brine and mineral lease agreements, title opinions, and documentation of payments for same.
3. Items related to the rig agreements, well or wellbores, work performed and any data therefrom.
4. Items related to annual payments to the state and/or local jurisdictions related to the assets.
5. Items related to permits and environmental matters of Daytona and Folsom.
6. Items related to other significant contracts and commitments.
7. Items related to geological data or surveys.

This list is a sample of the due diligence items required by the Company, and not a full or comprehensive list to be presented by the Company during the due diligence process.